Exhibit 12(a)

                             XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (In Millions)

                         Nine Months Ended
                           September 30,         Year Ended December 31,

                            1999   1998     1998    1997   1996   1995   1994

Income before income taxes $ 149  $ 101    $ 137   $ 123  $ 123  $ 119  $ 147

Fixed Charges:
   Interest expense (2)
     Xerox debt               25     14       23       3      5      6      5
     Other debt              161    164      217     214    199    213    197
       Total fixed charges   186    178      240     217    204    219    202

Earnings available for
  fixed charges            $ 335  $ 279    $ 377   $ 340  $ 327  $ 338  $ 349

Ratio of earnings to
  fixed charges (1)         1.80   1.56     1.57    1.57   1.60   1.54   1.73


(1) The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

(2) In 1994, debt was assigned to discontinued operations based on the net assets of the discontinued operations and the debt-to-equity ratios in accordance with the Company's guideline. This practice was discontinued in 1995, because the amount of interest expense that would have been allocated to discontinued operations had become insignificant. All interest expense is now being reported within continuing operations and included in the fixed charges.
























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